DONNE R M INERALS LTD.

Number: 015-03
Dated: November 13, 2003                  TSX Venture Exchange Symbol: DML
Frankfurt Stock Exchange Symbol: DNL
STEPHENS LAKE PROJECT EXPLORATION PROGRAM BEGINS

Mr. Harvey Keats, President of Donner Minerals Ltd., is pleased to report that the Fall 2003 Stephens Lake Project exploration program has begun. The Stephens Lake Project is a joint exploration effort by Donner and Falconbridge Limited focused on exploring the northeastern Circum-Superior boundary of Manitoba for magmatic nickel, copper and platinum group element deposits. The Circum-Superior is host to the Thompson Nickel Belt and Falconbridge’s Raglan deposits, and is one of the key nickel belts in the world.

The Stephens Lake Project covers approximately 4,400 square kilometres, which includes two recently acquired permits covering 635 square kilometres.

The Fall 2003 program begins with a 6,200 line kilometre deep penetrating GEOTEM airborne electromagnetic and magnetic survey. The survey will cover two separate blocks, referred to as the West Block and East Block. Targets identified by the airborne survey will be covered by ground geophysical surveys in early 2004. Priority targets will be selected for diamond drilling.

Donner is earning a 50% interest in the Stephens Lake Project from Falconbridge by spending $5,000,000 over a five year period.

ON BEHALF OF THE BOARD OF
DONNER MINERALS LTD.

"Harvey Keats"
President
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Donner Minerals Ltd.
Suite 1360, 605 Robson Street, Vancouver, British Columbia Canada V6B 5J3
Telephone: (604) 683-0564 Fax: (604) 602-9311 or Toll Free: 1-800-909-8311
E-mail: donner@bed-rock.com or Web: http://www.donner-minerals.com